                           OFFER TO PURCHASE FOR CASH

                                       BY

                               ZAPATA CORPORATION

                  UP TO 15,000,000 SHARES OF ITS COMMON STOCK

                                       AT

                              $4.50 NET PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 20, 1997, UNLESS THE OFFER IS EXTENDED.

     ZAPATA CORPORATION, a Delaware corporation (the "Company"), is offering to purchase up to 15,000,000 shares of its Common Stock, par value $0.25 per share (the "Shares"), at $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     THE OFFER IS CONDITIONED UPON A MINIMUM OF 10,000,000 SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 5.

     The Shares are listed and principally traded on the New York Stock Exchange (the "NYSE"). On January 13, 1997, the last trading day before the Company commenced the Offer, the closing sales price of the Shares as reported on the NYSE Composite Tape was 4.25 per Share. On December 30, 1996, the day on which the Company announced, after the close of trading, its intention to commence the Offer, the closing sales price of the Common Stock as reported on the NYSE Composite Tape was $3.50 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     Questions and requests for assistance or for additional copies of this Offer may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ANY OR ALL OF SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER. EACH STOCKHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     THE COMPANY HAS BEEN ADVISED THAT THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP INTENDS TO TENDER 3,000,000 OF THE APPROXIMATELY 10,395,384 SHARES HELD BY SUCH PARTNERSHIP. MALCOLM I. GLAZER, BENEFICIAL OWNER OF THE SHARES HELD BY THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP, IS THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS. AVRAM A. GLAZER, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY, IS THE SON OF MALCOLM I. GLAZER. BASED ON THE SHARES OUTSTANDING ON JANUARY 13, 1997, THE PURCHASE OF SHARES PURSUANT TO THE OFFER WILL RESULT IN AN INCREASE IN THE PERCENTAGE OF THE COMPANY'S OUTSTANDING SHARES HELD BY THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP FROM 35.18% TO (I) AT LEAST 37.83%, IF ONLY THE 10,000,000 SHARES NECESSARY TO SATISFY THE MINIMUM CONDITION (INCLUDING 3,000,000 OF THE SHARES HELD BY SUCH PARTNERSHIP) ARE VALIDLY TENDERED, NOT WITHDRAWN AND PURCHASED, AND (II) AS MUCH AS 57.49%, IF ALL SHARES HELD BY OTHERS THAN THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP (AND 3,000,000 OF THE SHARES HELD BY SUCH PARTNERSHIP) ARE VALIDLY TENDERED AND NOT WITHDRAWN AND 15,000,000 SHARES ARE PURCHASED. SEE
SECTION 7.

January 14, 1997

                               TABLE OF CONTENTS

SECTION                                                                                   PAGE
-------                                                                                   ----
INTRODUCTION............................................................................    1
THE OFFER...............................................................................    2
  1.    Number of Shares; Proration; Extension of the Offer.............................    2
  2.    Procedure for Tendering Shares..................................................    3
        Proper Tender of Shares.........................................................    3
        Signature Guarantees and Method of Delivery.....................................    3
        Federal Income Tax Withholding..................................................    4
        Book-Entry Delivery.............................................................    4
        Guaranteed Delivery.............................................................    4
        Determinations of Validity; Rejection of Shares; Waiver of Defects; No
        Obligation to Give Notice of Defects............................................    5
  3.    Withdrawal Rights...............................................................    5
  4.    Acceptance for Payment of Shares and Payment of Purchase Price..................    6
  5.    Certain Conditions of the Offer.................................................    6
  6.    Price Range of the Shares; Dividends............................................    8
  7.    Purpose of the Offer; Certain Effects of the Offer..............................    9
  8.    Certain Information Concerning the Company......................................   12
  9.    Source and Amount of Funds......................................................   17
  10.   Transactions and Arrangements Concerning the Shares.............................   17
  11.   Certain Legal Matters; Regulatory and Foreign Approvals.........................   17
  12.   Certain Federal Income Tax Consequences.........................................   18
  13.   Extension of the Tender Period; Termination; Amendments.........................   20
  14.   Fees and Expenses...............................................................   21
  15.   Miscellaneous...................................................................   21

To the Holders of Common Stock of ZAPATA CORPORATION:

                                  INTRODUCTION

     ZAPATA CORPORATION, a Delaware corporation (the "Company" or "Zapata"), is offering to purchase up to 15,000,000 shares of its Common Stock, par value $0.25 per share (the "Shares"), at a price of $4.50 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     THE OFFER IS CONDITIONED UPON A MINIMUM OF 10,000,000 SHARES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5.

     As of January 13, 1997, the Company had issued and outstanding 29,549,707 Shares. As of such date, approximately 5,527 Shares were reserved for issuance upon conversion of the Company's $2 Noncumulative Convertible Preference Stock, $1 par value (the "Convertible Securities"), and approximately 256,332 Shares were reserved for issuance pursuant to the exercise of employee stock options (the "Options"). The Company is not offering to purchase any of the Convertible Securities or Options. Holders of Convertible Securities or Options who wish to participate in the Offer must first convert such Convertible Securities or exercise such Options, in either case in accordance with the terms and provisions thereof. To the extent the Convertible Securities are converted into Shares, but the resulting Shares are not purchased pursuant to the Offer (whether because the Offer is terminated or withdrawn, or by reason of proration or otherwise), holders of Convertible Securities so converted will have lost all preferential rights as holders of Convertible Securities as compared to Shares. The maximum number of Shares that the Company is offering to purchase represent approximately 50.8% of the Shares outstanding as of January 13, 1997.

     If, before the Expiration Date (as defined in Section 1), more than 15,000,000 Shares are properly tendered and not withdrawn, the Company will buy Shares on a pro rata basis from all stockholders who properly tender Shares. See
Section 1. The Company will return all Shares not purchased under the Offer, including Shares not purchased because of proration. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer.

     The Shares are listed and principally traded on the New York Stock Exchange (the "NYSE"). On January 13, 1997, the last trading day before the Company commenced the Offer, the closing sales price of the Shares as reported on the NYSE Composite Tape was $4.25 per Share. On December 30, 1996, the day on which the Company announced, after the close of trading, its intention to commence the Offer, the closing sales price of the Shares as reported on the NYSE Composite Tape was $3.50 per Share. See Section 6. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ANY OR ALL OF SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER. EACH STOCKHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     THE COMPANY HAS BEEN ADVISED THAT THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP INTENDS TO TENDER 3,000,000 OF THE APPROXIMATELY 10,395,384 SHARES HELD BY SUCH PARTNERSHIP. MALCOLM I. GLAZER, BENEFICIAL OWNER OF THE SHARES OWNED BY THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP, IS CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS. AVRAM A. GLAZER, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY, IS THE SON OF MALCOLM I. GLAZER. BASED ON THE SHARES OUTSTANDING ON JANUARY 13, 1997, THE PURCHASE OF SHARES PURSUANT TO THE OFFER WILL RESULT IN AN INCREASE IN THE

PERCENTAGE OF THE COMPANY'S OUTSTANDING SHARES HELD BY THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP FROM 35.18% TO (I) AT LEAST 37.83%, IF ONLY THE 10,000,000 SHARES NECESSARY TO SATISFY THE MINIMUM CONDITION (INCLUDING 3,000,000 OF THE SHARES HELD BY SUCH PARTNERSHIP) ARE VALIDLY TENDERED, NOT WITHDRAWN AND PURCHASED, AND (II) AS MUCH AS 57.49%, IF ALL SHARES HELD BY OTHERS THAN THE MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP (AND 3,000,000 OF THE SHARES HELD BY SUCH PARTNERSHIP) ARE VALIDLY TENDERED AND NOT WITHDRAWN AND 15,000,000 SHARES ARE PURCHASED. SEE SECTION 7.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION; EXTENSION OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 15,000,000 Shares or such lesser number of Shares as are properly tendered on or before the Expiration Date (and not withdrawn in accordance with Section 3) at the Purchase Price. The term "Expiration Date" means 5:00 p.m., New York City time, on February 20, 1997, unless and until the Company shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 13 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. If the Offer is oversubscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 13. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

     The offer is conditioned upon a minimum of 10,000,000 Shares being validly tendered and not withdrawn prior to the Expiration Date (the "Minimum Condition"). The Offer is also subject to certain other conditions. See Section 5.

     If (a) the Company (i) increases or decreases the price to be paid for Shares, (ii) increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, (iii) decreases the number of Shares being sought, or (iv) waives the Minimum Condition and (b) the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice of such increase, decrease or waiver is first published, sent or given in the manner specified in
Section 13, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     All Shares purchased pursuant to the Offer will be purchased at the Purchase Price, net to the seller in cash. The Company expressly reserves the right, in its sole discretion, to amend the Offer and purchase more than 15,000,000 Shares pursuant to the Offer, but does not currently expect to do so.

     All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration and Shares tendered and withdrawn, will be returned to the tendering stockholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be up to approximately ten NYSE trading days) following the Expiration Date or as promptly as practicable following withdrawal, as the case may be.

     If the number of Shares properly tendered and not withdrawn prior to the Expiration Date is less than or equal to 15,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will purchase at the Purchase Price all Shares so tendered and not withdrawn.

     If the number of Shares properly tendered and not withdrawn prior to the Expiration Date is greater than 15,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase on a pro rata basis (with adjustments to avoid purchases of fractional Shares).

     In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect to be able to announce the final results of such proration until at least approximately eight NYSE trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

     As described in Section 12, the Company may not purchase from a stockholder all of the shares tendered pursuant to the Offer, thus affecting the United States Federal income tax consequences to the stockholder. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2. PROCEDURE FOR TENDERING SHARES

     PROPER TENDER OF SHARES. For Shares to be properly tendered pursuant to the
Offer:

          i. the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

          ii. the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     A tender of Shares made pursuant to any method of delivery set forth herein will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering stockholder's representation that (i) such stockholder has a "net long position" in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the tender of such Shares complies with Rule 14e-4.

     It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person to tender Shares for such person's own account unless the person so tendering at the time of tender and as of the Expiration Date has a net long position at least equal to the number of Shares tendered and:

        (a) owns the number of Shares tendered; or

        (b) owns other securities convertible into or exchangeable for such Shares or owns an option, warrant or right to purchase such Shares and will acquire Shares for tender by conversion, exchange or exercise of such option, warrant or right.

     Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith, and payment and delivery are to be made directly to such registered owner at such owner's address shown on the records of the Company, or if Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association Inc. (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     FEDERAL INCOME TAX WITHHOLDING. Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of Federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a stockholder or other payee pursuant to the Offer unless the stockholder or other payee provides such person's tax identification number (social security number or employer identification number) and certifies that such number is correct. Each tendering stockholder, other than a noncorporate foreign stockholder, should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary. Noncorporate foreign stockholders should generally complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. In the case of any foreign stockholder, the Depositary will withhold 30% of the Purchase Price of Shares purchased from such stockholder in order to satisfy certain withholding requirements, unless such foreign stockholder proves in a manner satisfactory to the Company and the Depositary that either (i) the sale of its Shares pursuant to the Offer will qualify as a sale or exchange, rather than a dividend, for Federal income tax purposes (see Section 12), in which case no withholding will be required, or
(ii) the foreign stockholder is eligible for a reduced tax treaty rate with respect to dividend income, in which case the Depositary will withhold at the reduced treaty rate.

     BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (a) such tender is made by or through an Eligible Institution;

          (b) the Depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed

     Delivery substantially in the form the Company has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

          (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

     DETERMINATIONS OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company, may also be withdrawn after 12:00 Midnight, New York City time, on March 12, 1997.

     If the Company extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 3, subject to Rule 13-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

     For a withdrawal to be effective, the Depositary must receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written, telegraphic or facsimile transmission notice of withdrawal on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered owner, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 2, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. A withdrawal of a tender of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered before the Expiration Date by again following any of the procedures described in Section 2.

4. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, the Company will purchase and pay the Purchase Price for 15,000,000 Shares (subject to increase or decrease as provided in Section 1 and Section 13) or such lesser number of Shares as are properly tendered and not withdrawn as permitted in Section 3. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares which are validly tendered and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any such proration until at least approximately eight NYSE trading days after the Expiration Date. Certificates for all Shares not purchased will be returned (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) as soon as practicable after the Expiration Date without expense to the tendering stockholder.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation by a Book-Entry Transfer Facility of book-entry transfer of such Shares to the Depositary), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE COMPANY, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     The Company will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or if certificates for Shares not tendered or accepted for purchase are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, FORM W-8 OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 2.

5. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or, subject to any applicable rules and regulations under the Exchange Act, including Rule 13e-4(f), to pay for any Shares tendered unless (i) the Minimum Condition shall have been satisfied and
(ii) if Malcolm I. Glazer shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the Offer, the applicable waiting period under such Act with respect thereto shall have expired or been terminated. Furthermore, notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or, subject as aforesaid, to pay for, and, subject as aforesaid, may delay the acceptance for payment of or payment for, any Shares tendered, and may terminate or amend the Offer, if at any time after January 13, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following shall have occurred (or shall have been determined by the Company to have occurred):

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which
     (i) challenges the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or (ii) in the sole judgment of the Company, could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for, Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
     (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares, (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations, prospects or the trading in the Shares, (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or (viii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on January 13, 1997;

          (d) any tender or exchange offer with respect to the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

          (e) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which, in the sole judgment of the Company, is or may be material to the Company;

          (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a
     Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission prior to January 13, 1997), (ii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares or (iii) any person, entity or group, other than Malcolm
     I. Glazer, shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

          (g) the Malcolm I. Glazer Family Limited Partnership shall fail to tender (and not withdraw) 3,000,000 Shares pursuant to the Offer;

and, in the sole judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, such event makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion; provided, however, that the Exchange Act and the rules and regulations promulgated thereunder require that all conditions to the Offer, other than those relating to the receipt of certain necessary governmental approvals, must be satisfied or waived prior to the Expiration Date. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares will be final and binding on all parties.

6. PRICE RANGE OF THE SHARES; DIVIDENDS

     The Shares are listed and principally traded on the NYSE. The following table sets forth, for each period shown, the high and low closing prices of the Shares as reported on the NYSE Composite Tape:

                                                                            COMMON STOCK
                                                                             PRICE RANGE
                                                                           ---------------
                                                                           HIGH       LOW
                                                                           -----     -----
    FISCAL 1995
    Quarter ended December 31, 1994......................................  $4.50     $3.25
    Quarter ended March 31, 1995.........................................  $4.13     $3.25
    Quarter ended June 30, 1995..........................................  $4.38     $2.50
    Quarter ended September 30, 1995.....................................  $4.63     $2.88
    FISCAL 1996
    Quarter ended December 31, 1995......................................  $4.50     $3.00
    Quarter ended March 31, 1996.........................................  $3.75     $3.00
    Quarter ended June 30, 1996..........................................  $3.88     $3.13
    Quarter ended September 30, 1996.....................................  $3.88     $3.38
    FISCAL 1997
    Quarter ended December 31, 1996......................................  $4.25     $3.50
    Quarter ending March 31, 1997 (through January 13, 1997).............  $4.38     $4.25

     The Company has not declared or paid a cash dividend on the Shares in the last two years. On January 13, 1997, the last trading day before the Company commenced the Offer, the closing sales price of the Shares as reported on the NYSE Composite Tape was $4.25 per Share. On December 30, 1996, the day on which the Company announced, after the close of trading, its intention to commence the Offer, the closing sales price of the Shares as reported on the NYSE Composite Tape was $3.50 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The Company believes that the purchase of its Shares at this time represents a good use of a substantial portion of the cash and cash equivalents it has available and is an attractive investment opportunity for the Company. The Offer will afford to stockholders the opportunity to dispose of Shares without the usual transaction costs associated with a market sale. Stockholders whose Shares are not purchased in the Offer will obtain an increase in their ownership interest in the Company and thus in the Company's assets and future earnings, subject to the Company's right to sell or issue additional shares and other equity securities.

     Shares the Company acquires pursuant to the Offer initially will be held in the Company's treasury or retired (or a combination thereof) and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the NYSE) for such purposes as, among others, the acquisition of other businesses, the raising of additional capital for use in the Company's business, the distribution of stock dividends and the implementation of, or the satisfaction of obligations under, employee benefit plans. The Company has no present plans for the use of the Shares acquired pursuant to the Offer.

     The Company has been advised that the Malcolm I. Glazer Family Limited Partnership intends to tender 3,000,000 of the approximately 10,395,384 Shares beneficially owned by such partnership. Malcolm I. Glazer is the Chairman of the Company's Board of Directors. Avram A. Glazer, President and Chief Executive Officer and a director of the Company, is the son of Malcolm I. Glazer. Based on the Shares outstanding on January 13, 1997, the purchase of Shares pursuant to the Offer will result in an increase in the percentage of the Company's outstanding Shares owned by the Malcolm I. Glazer Family Limited Partnership from 35.18% to (i) at least 37.83%, if only the 10,000,000 Shares necessary to satisfy the Minimum Condition (including 3,000,000 of the Shares held by such partnership) are validly tendered, not withdrawn and purchased, and (ii) as much as 57.49%, if all Shares held by others than the Malcolm I. Glazer Family Limited Partnership (and 3,000,000 of the Shares held by such partnership) are validly tendered and not withdrawn and 15,000,000 Shares are purchased. An effect of the Minimum Condition in conjunction with the intention of the Malcolm
I. Glazer Family Limited Partnership to tender 3,000,000 Shares is that the percentage of the outstanding Shares owned by the Malcolm I. Glazer Family Limited Partnership will increase as a result of the Offer. The increase in the percentage ownership of outstanding Shares by the Malcolm I. Glazer Family Limited Partnership that will result from the Company's purchase of Shares in the Offer will increase the degree to which Malcolm I. Glazer may be deemed to control the Company. If such ownership exceeds 50%, Malcolm I. Glazer will be the beneficial owner of Shares having sufficient votes to determine the outcome of any action taken by the stockholders of the Company (including action by written consent without a meeting), except matters subject to a 80% supermajority voting requirement contained in the Company's Restated Certificate of Incorporation.

     Malcolm I. Glazer and Avram A. Glazer have advised the Company that the Offer is not a "Rule 13e-3 transaction" or a step in any series of transactions constituting a Rule 13e-3 transaction. A Rule 13e-3 transaction (also known as a "going private" transaction) is defined in Rule 13e-3 under the Exchange Act to include a transaction such as the Offer if it has either a reasonable likelihood or a purpose of producing, either directly or indirectly, the effect of causing the Common Stock no longer to be either listed on the NYSE or another national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

     The Company has been further advised that some, but not all, of its executive officers and directors other than Malcolm I. Glazer (which other executive officers and directors together own less than 1% of the outstanding Shares) intend to tender some or all of their Shares pursuant to the Offer, but such other executive officers and directors are not obligated to do so.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders, which could adversely affect the liquidity and market value of the remaining Shares. Nonetheless, the Company anticipates that there still will be a sufficient number of Shares outstanding and publicly traded following the consummation of the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NYSE, the Company does not believe the purchase by the Company of Shares pursuant to the Offer will cause its remaining Shares to be delisted from such exchange. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of holders of 100 Shares or more should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings") should drop below 600,000 or the aggregate market price of publicly held shares of Common Stock (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. The published guidelines of the NYSE also state that unwarranted use of company funds for the repurchase of equity securities may be a factor leading to delisting, but the Board of Directors does not believe that the repurchase of Shares pursuant to the Offer would be considered unwarranted. Following the death of W. George Loar in September 1996, the composition of the Board of Directors may be deemed not to meet the requirements of the NYSE. The Board of Directors is in the process of attempting to identify suitable independent candidates for membership on the Board of Directors and expects that additional independent directors will be included as nominees by the Board of Directors for the Company's 1997 Annual Meeting and in any event intends to take appropriate action so that the Shares will continue to be listed on the NYSE.

     The market value of the Shares remaining after the Company's purchase of Shares pursuant to the Offer also may be adversely affected because the Purchase Price is substantially in excess of recent market prices at which the Common Stock has traded prior to announcement of the Company's intention to commence the Offer. The Company has not undertaken any studies or made any analysis of the market prices at which the remaining Shares are likely to trade following consummation of the Offer, and can provide no assurance as to the market value of the Shares following the Company's purchase pursuant to the Offer.

     The reduction in cash assets resulting from purchase of Shares pursuant to the Offer will reduce the assets of the Company available to make acquisitions. The Company currently is reviewing its business strategy and evaluating various options (including but not limited to the previously announced strategy of expansion into the food services industry) to determine those which are in the best interests of the Company and its stockholders.

     It is possible that the purchase of Shares pursuant to the Offer may cause an "ownership change" with respect to the Company within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, an ownership change would be deemed to occur if, immediately following the Company's purchase of Shares pursuant to the Offer, the percentage of Shares owned by one or more stockholders who then own five percent or more of the outstanding Shares has increased by more than 50 percentage points over the lowest percentage owned by such stockholders during the three-year period ending on the day that the Shares tendered pursuant to the Offer are purchased by the Company. If the Company experiences an ownership change, its ability to offset taxable income generated in taxable periods ending after the ownership change with its existing general business and minimum tax credit carryforwards will be subject to an annual limitation. The amount of the annual limitation is equal to the product of the value of the Company's outstanding stock determined after the completion of the Company's purchase of Shares pursuant to the Offer (reduced by certain capital contributions made in the two-year period prior to the ownership change) and the "long-term tax-exempt rate" (determined monthly and, for ownership changes occurring in the month of January 1997, 5.6%). The Company will be required to pay Federal income taxes in any year in which its taxable income exceeds the annual limitation, notwithstanding the existence of the general business and minimum tax credit carryforwards. The amount of Federal income tax against which the Company is able to utilize its existing general business and minimum tax credit carryforwards is now restricted to approximately $1.5 million per year as the result of a previous ownership change. The Company cannot predict whether an ownership change will occur as a result of the purchase of Shares pursuant to the Offer. If an ownership change does occur, although the effect would depend upon the number and value of Shares remaining outstanding after such purchase and thus cannot be predicted with certainty, the Company does not believe that the effect of such an ownership change on the amount of general business and minimum tax credit carryforwards utilizable by the Company will result in a material adverse change in the Company's financial condition or results of operations.

     Based on the Shares outstanding on January 13, 1997, the percentage of the outstanding Common Stock beneficially owned by Malcolm I. Glazer will increase as a result of the Offer to at least 37.83% and as much as 57.49%. An increase in such percentage to a level above 50% will, and a smaller increase may, cause the Company to meet the stock ownership requirement for being subject to the personal holding company tax under Sections 541-47 of the Code. That requirement is met if, at any time during the last half of a taxable year of the Company, more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer individuals. The personal holding company tax is a tax equal to 39.6% of the "undistributed personal holding company income" of either (i) an affiliated group of corporations calculated on a consolidated basis or (ii) in certain circumstances, each corporation in the group calculated on a separate company basis. Personal holding company income subject to the tax generally includes passive types of income, such as dividends, interest, rents and certain royalties. Such income is subject to the personal holding company tax only if 60% or more of the "adjusted ordinary gross income" (as defined in section 543(b)(2) of the Code) of the affiliated group or separate member, as the case may be, is personal holding company income. The Company believes that the latter requirement for taxability will not be met because of the character and amounts of the income expected to be earned and of the expenses expected to be incurred by the members of the Company's affiliated group, and that liability for the personal holding company tax will thus be avoided entirely or limited to amounts that are not material.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the Company believes the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company does not believe that the purchase by the Company of Shares pursuant to the Offer will result in the Shares becoming eligible for deregistration under the Exchange Act.

     A tender offer by the Company for its Shares initially was proposed to the Company's Board of Directors by Avram A. Glazer at a meeting on December 13, 1996. The Board of Directors took no action at that time but decided to consider the matter further. The terms discussed at the December 13, 1996 meeting were similar to those embodied in the Offer except that no Minimum Condition was discussed at the December 13 meeting and Malcolm I. Glazer at that time expressed the view that he would not tender any Shares that he beneficially owns. The final terms of the Offer were proposed by Avram A. Glazer and approved by the Board of Directors at a meeting on December 30, 1996. At its meeting on December 30, 1996, the Board of Directors determined that the Offer was fair and in the best interests of the Company and its stockholders, but that the Company would make no recommendation as to whether any stockholder should tender any or all of such stockholder's shares pursuant to the Offer. The Board of Directors did not authorize any committee of independent directors to evaluate or otherwise act in connection with the Offer and did not engage any investment banking firm to evaluate the financial terms of the Offer or otherwise assist in structuring the Offer. The determination of the Board of Directors of the fairness of the terms of the Offer was based primarily on the excess of the Purchase Price over market prices of the Common Stock during the last twelve months. The Board's determination as to fairness was subjective in nature and not the result of a quantitative analysis of various factors other than as described in the preceding sentence.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ANY OR ALL OF SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOM-

MENDATION. EACH STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Delaware corporation organized in 1954. As used herein, the term the "Company" refers to the Company or to the Company and its consolidated subsidiaries, as applicable.

     In fiscal 1993, the Company began to redirect its operations into the natural gas services market. The Company acquired the common stock of Cimarron Gas Holding Company ("Cimarron") in fiscal 1993. Cimarron was engaged in the business of marketing and trading natural gas liquids, as well as gathering and processing natural gas and its constituent products. Cimarron was purchased to serve as the vehicle for the Company's expansion into the gathering and processing segments of the natural gas services markets. Since being acquired, Cimarron purchased additional gathering and processing assets and expanded its operations. In November 1993, the Company acquired the natural gas compression businesses of Energy Industries, Inc. and certain other affiliated companies (collectively, "Energy Industries"). Energy Industries was engaged in the business of renting, fabricating, selling, installing and servicing natural gas compressor packages, and served as the vehicle for the Company's expansion into the compression segment of the natural gas services markets.

     In September 1994, the Company's Board of Directors announced that the Company would immediately undertake efforts to sell its U.S. natural gas producing properties. The six properties in the Gulf of Mexico, representing the Company's domestic oil and gas producing operations, were sold in fiscal 1995. The Company is also considering the disposition of its Bolivian oil and gas operations.

     In late 1994 and early 1995, the Company began to develop a strategic plan which involved repositioning the Company into the food packaging, food and food service equipment and supply (collectively, "food services") businesses and exiting the energy business. The strategic plan that was developed called for the divestiture of most of the Company's remaining energy operations, including Energy Industries, Cimarron and the Company's remaining domestic oil and gas assets, and the acquisition of, or joint ventures with, selected companies in the food services industry. Zapata's plan to pursue entry into the food services business did not result from a comprehensive assessment of all possible business opportunities, but was developed in the context of Malcolm I. Glazer's interest in Houlihan's and other businesses in the food services industry and with the recognition that companies in which Malcolm I. Glazer had interests would be considered for acquisition in connection with the redirection of Zapata's business.

     In September 1995, the Company entered into an agreement (the "Purchase Agreement") to sell the assets of Energy Industries (the "Energy Industries Sale") to Weatherford Enterra, Inc. and its wholly owned subsidiary, Enterra Compression Company (collectively, "Weatherford Enterra"). Pursuant to the Purchase Agreement, Weatherford Enterra purchased from the Company all of the assets of Energy Industries for approximately $131 million in cash. The Energy Industries Sale closed in December 1995 after receiving stockholder approval. The Energy Industries Sale resulted in an after-tax gain of approximately $12.6 million. During fiscal 1995, the Company also sold substantially all of the assets of Cimarron in two separate transactions with Conoco, Inc. ("Conoco") and Enogex Products Corporation ("Enogex"); Conoco purchased certain of the Texas-based assets and Enogex purchased certain of the Oklahoma-based assets. The aggregate cash consideration paid by Conoco and Enogex totaled approximately $23 million. Subsequently, the Company sold Cimarron's remaining assets for an additional $700,000 (collectively with the sales to Conoco and Enogex, the "Cimarron Sales"). The Cimarron Sales resulted in an after-tax loss of approximately $3 million. Additionally, Cimarron recognized an after-tax loss of approximately $500,000 from operations for fiscal 1996.

     In March 1995, the Company executed an agreement to sell its marine protein operations to an investor group. However, that agreement was terminated in April 1995 as a result of the purchaser's failure to meet its obligations to close. Following the termination of such agreement, the Company decided to retain the marine protein operations, but has considered from time to time other transactions that would involve its marine protein operations, including the acquisition of related businesses that would be combined with the marine protein operations and the sale or spin-off to its stockholders of those operations. Ronald C. Lassiter, a director of Zapata, is Chairman and Chief Executive Officer of Zapata Protein, Inc. and could leave Zapata and continue with the marine protein operations in case of their disposition by Zapata.

     In August 1995, the Company purchased 4,189,298 shares of the common stock of Envirodyne Industries, Inc. ("Envirodyne"), representing 31% of the then outstanding common stock of Envirodyne, for $18.8 million from the Malcolm Glazer Trust (the predecessor in ownership of the Shares currently held by the Malcolm I. Glazer Family Limited Partnership). Malcolm I. Glazer is also a director of Envirodyne. Such shares represented all of Malcolm I. Glazer's ownership interest in Envirodyne. The Company paid the purchase price by issuing a subordinated promissory note bearing interest at the prime rate and maturing in August 1997, subject to prepayment at the Company's option. The Company has since prepaid the promissory note. In June and July 1996, the Company purchased 1,688,006 additional shares of Envirodyne common stock in brokerage and privately negotiated transactions for an aggregate consideration of approximately $7.0 million. As a result of these purchases, the Company currently owns approximately 40.6% of the outstanding shares of Envirodyne common stock. Envirodyne is a major supplier of food packaging products and food service supplies and is a leading worldwide producer of cellulosic casings used in the preparation of packaging of processed meat products. It is the world's second largest producer of heat shrinkable plastic bags and specialty firms for packaging and preserving fresh and processed meat products, poultry and cheeses. Envirodyne is also a leading domestic producer of (i) disposable plastic cutlery, drinking straws, custom dining kits and related products and (ii) thermo-formed and injection-molded plastic containers and horticultural trays and inserts. The Company may consider the acquisition of additional shares of Envirodyne common stock or proposing a merger with, or acquisition of, Envirodyne in the future, although the Company currently has no plans or proposals to do so. Envirodyne has implemented a stockholder rights plan the terms of which would effectively preclude the Company from acquiring 41% or more of Envirodyne's common stock without approval of Envirodyne's board of directors. In addition, instruments governing certain debt of Envirodyne provide that acquisition of more than 50% of Envirodyne's common stock would give the holders of the debt the right to require Envirodyne to repurchase the debt at a premium.

     On May 2, 1996, the Company and Houlihan's Restaurant Group, Inc. ("Houlihan's") announced that they had entered into a letter of intent relating to Zapata's proposed acquisition of Houlihan's (the "Houlihan's Merger"). The Company and Houlihan's subsequently entered into an Agreement and Plan of Merger dated as of June 4, 1996 (the "Houlihan's Merger Agreement") relating to the proposed acquisition. In view of Malcolm I. Glazer's significant beneficial ownership of common stock of both the Company and Houlihan's, the transaction was negotiated by representatives of special committees of the respective board of directors of both the Company and Houlihan's. The proposed transaction was subject to, among other things, the approval of the transactions by the stockholders of both companies, including, in the case of the Company, a requirement that the transaction be approved by holders of a majority of the votes cast on the transaction by holders other than the Malcolm Glazer Trust and certain affiliates of Malcolm I. Glazer. On October 8, 1996, the Company terminated the Houlihan's Merger Agreement pursuant to a provision of such agreement that gave either party the right to terminate the merger agreement if the Houlihan's Merger was not consummated before October 1, 1996. The termination followed a decision of the Court of Chancery of Delaware that the proposed transaction would require the approval of holders of 80% of the Company's outstanding voting stock pursuant to a supermajority provision in the Company's Restated Certificate of Incorporation. The Company does not believe that a supermajority vote was required under the circumstances of the Houlihan's Merger, and is appealing the decision of the Delaware Court of Chancery. In connection with the Houlihan's Merger, the Company and Malcolm I. Glazer entered into an agreement (the "Standstill Agreement") providing for certain restrictions on the acquisition, disposition and voting of, and other matters relating to, the Shares by Malcolm I. Glazer and any corporation (excluding the Company), person, or other entity controlled by Malcolm I. Glazer during the term of such agreement. The Standstill Agreement terminated as a result of the termination of the Houlihan's Merger Agreement and has no continuing effect.

     The reduction in cash assets resulting from the purchase of Shares pursuant to the Offer will reduce the assets of the Company available to make acquisitions. The Company currently is reviewing its business strategy and evaluating various options (including but not limited to the previously announced strategy of expansion into the food services industry) to determine those which are in the best interests of the Company and its stockholders.

     Certain Litigation. On August 11, 1995, a derivative and class action was filed by Elly Harwin against the Company and its then directors in the Court of Chancery of the State of Delaware, New Castle County. On January 18, 1996, a second derivative action was filed by Crandon Capital Partners against the Company and its directors in the same court. On May 7, 1996, a third derivative action was filed by Elly Harwin and Crandon Capital Partners against the Company and its directors in the same court. On October 4, 1996, a motion for leave to file an amended complaint for a consolidated derivative and class action (the "Harwin/Crandon Case") was filed by these same parties in the same court; the Company does not oppose the motion. The consolidated complaint alleges that the Company's directors engaged in conduct constituting breach of fiduciary duty and waste of the Company's assets in connection with the Company's investment in Envirodyne, in connection with the decision to shift the Company's business focus from energy to food services, and in connection with the proposed (but subsequently abandoned) Houlihan's Merger. The complaint alleges, among other things, that the purchase of Envirodyne common stock from Malcolm I. Glazer's affiliate was a wrongful expenditure of the Company's funds and was designed to permit Malcolm I. Glazer to obtain personal financial advantage to the detriment of Zapata. The complaint also alleges that the Company's Board of Directors is controlled by Malcolm I. Glazer and that director W. George Loar lacked independence from Malcolm I. Glazer because he was employed until his retirement (which occurred more than five years ago) by a corporation indirectly controlled by Malcolm I. Glazer, that director Robert V. Leffler, Jr. lacks such independence because of his status as a paid consultant to Malcolm I. Glazer, that Avram A. Glazer lacks such independence because of familial relationship and that director Ronald C. Lassiter lacks such independence by reason of an employment or consulting relationship with Zapata. The complaint seeks relief including, among other things, rescission of the Company's purchase of the shares of Envirodyne common stock from the Malcolm Glazer Trust; injunctive relief to void the election of Messrs. Leffler and Loar as directors at the Company's Annual Meeting of Stockholders held on July 27, 1995 and to enjoin consummation of the Houlihan's Merger and any transaction in which Malcolm I. Glazer has an interest; and an award of unspecified compensatory damages and expenses, including attorneys' fees. Zapata believes that the complaint and the allegations contained therein are without merit and intends to defend the Harwin/Crandon Case vigorously.

     On May 31, 1996, a fourth derivative and class action (the "Pasternak Case") was filed by Arnold Pasternak against the Company and its directors in the Court of Chancery of the State of Delaware, New Castle County. The complaint alleged that the Company's directors engaged in conduct constituting breach of fiduciary duty and waste of the Company's assets in connection with the Houlihan's Merger. The complaint further alleged that the Houlihan's Merger consideration was unfair and excessive and that the Houlihan's Merger would result in voting power dilution, unfairly benefiting Malcolm I. Glazer. In this connection, the complaint alleged that the per share book value, fair value and liquidation value of the Shares substantially exceeded the price at which Malcolm I. Glazer would acquire additional Shares in the Houlihan's Merger, that the fair value and liquidation value of the Shares were substantially in excess of book value and that the fair value of Houlihan's stock was substantially less than the proposed merger consideration. On July 11, 1996, the plaintiff filed an amended complaint. The amended complaint alleged that the Houlihan's Merger Agreement was in conflict with Article SEVENTH of Zapata's Restated Certificate of Incorporation, which provides that an affirmative vote or consent of a supermajority of 80% of outstanding voting stock is necessary under certain circumstances. The plaintiff filed a motion for a preliminary injunction requesting that the court preliminarily enjoin the Company from consummating the Houlihan's Merger based on the contention that under Article SEVENTH the Houlihan's Merger would require the approval of holders of 80% of Zapata's outstanding voting stock. The Company does not believe that a supermajority vote was required under the circumstances of the Houlihan's Merger, and its position is supported by an opinion of special Delaware counsel. A hearing concerning whether Article SEVENTH applies to the Houlihan's Merger Agreement and the Houlihan's Merger was held before the Court of Chancery on September 6, 1996 and, on September 24, 1996, the Court of Chancery decided that Article SEVENTH did apply to the Houlihan's Merger Agreement and the Houlihan's Merger. On October 3, 1996, the Company filed a notice of appeal with the Supreme Court of the State of Delaware regarding the decision of the Court of Chancery. The plaintiff moved to dismiss Zapata's appeal as moot, in light of the termination of the Houlihan's Merger Agreement. On November 7, 1996, the Supreme Court of the State of Delaware denied the plaintiff's motion to dismiss Zapata's appeal. The Company's appeal has not yet been set for oral argument in the Supreme Court.

     On November 19, 1995, a petition was filed in the 148th Judicial District Court of Nueces County, Texas by Peter M. Holt, a former director of the Company, and certain of his affiliates who sold their interest in Energy Industries to the Company in November 1993 (collectively, with Mr. Holt, the "Holt Affiliates"). The petition lists the Company, Malcolm I. Glazer and Avram
A. Glazer as defendants and alleges several causes of action based on alleged misrepresentations on the part of the defendants concerning the Company's intent to follow a long-term development strategy focusing its efforts on the natural gas services business. The petition does not allege a breach of any provision of the purchase agreement to which the Company acquired Energy Industries from the Holt Affiliates, but alleges that various representatives of the Company and Malcolm I. Glazer made representations to Mr. Holt regarding Zapata's intention to continue in the natural gas services industry. Among the remedies sought by the petition are the following requests: (i) the Company's repurchase of the approximately 2.7 million shares of Zapata common stock owned by the Holt Affiliates for $15.6 million (which relief is no longer possible because the Holt Affiliates sold most of their common stock in March and April 1996); (ii) the disgorgement to the Holt Affiliates of Zapata's profit to be made on the sale of Energy Industries; or (iii) the money damages based on the alleged lower value of the Common Stock had the alleged misrepresentations not been made. The case has been set for trial beginning April 28, 1997. The Company believes that the petition and the allegations made therein are without merit and intends to defend the case vigorously.

     HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION. The table below sets forth summary historical consolidated financial information for the Company and its subsidiaries and summary unaudited consolidated pro forma financial information giving effect to the purchase of Shares pursuant to the Offer. The historical financial information for the fiscal years 1995 and 1996 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K for the year ended September 30, 1996, which is incorporated herein by reference. The summary historical financial information should be read in conjunction with, and is qualified by reference to, the audited financial information and related notes thereto from which it has been derived. The summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, based on certain assumptions described in the notes to the table, as if it had occurred on October 1, 1995 with respect to income statement data, and on September 30, 1996 with respect to balance sheet data. The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

      SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED INFORMATION

                                                                                UNAUDITED PRO FORMA
                                                                                 SEPTEMBER 30, 1996
                                                                              ------------------------
                                                         HISTORICAL
                                                        SEPTEMBER 30,             SHARES PURCHASED
                                                   -----------------------    ------------------------
                                                      1996          1995      10 MILLION    15 MILLION
                                                   -----------    --------    ----------    ----------
                                                   (IN THOUSANDS EXCEPT RATIOS AND PER SHARE AMOUNTS)
Income Statement:
  Net sales......................................  $    95,678    $103,068     $  95,678     $  95,678
  Net income.....................................        7,022       4,204         7,022         7,022
  Net income per Share(1)........................  $      0.24    $   0.14     $    0.36     $    0.48
                                                                     (less
                                                                      than
Ratio of earnings to fixed charges:(2)...........         1.25      1 to 1)         1.25          1.25
  Amount of coverage deficiency:.................           --    $  8,304            --            --
Balance Sheet:
  Working capital................................  $    99,327    $113,536     $  54,327     $  31,827
  Total current assets...........................      144,548     150,637        99,548        77,048
  Total assets...................................      233,143     239,391       188,143       165,643
  Total debt.....................................       34,267      53,616        34,267        34,267
  Stockholders' equity...........................      152,313     145,290       107,313        84,813
Book value per Share(3)..........................  $      5.15        4.91     $    5.49     $    5.82

Notes to Summary Historical and Unaudited Pro Forma Consolidated Financial Information

(1) All net earnings per share data are based on the weighted average Shares outstanding during the applicable periods. The potential dilution from the exercise of Options is not material.

(2) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings include earnings before equity in losses of affiliates and taxes on earnings and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals.

(3) Book value per Share is calculated as total stockholders' equity less the liquidation value of Convertible Securities divided by the number of Shares outstanding at the end of the period.

     OTHER VALUATION INFORMATION. In connection with the proposed Houlihan's Merger, the special committees of the respective boards of directors of the Company and Houlihan's engaged investment banking firms to render opinions as to the fairness, from a financial point of view, of the merger consideration. In preparing their respective opinions, such firms performed various financial analyses, including summary valuations of the Shares. The summary equity value range determined by the firm engaged by the Company's special committee was $4.13-$4.47 per Share. The summary equity value range determined by the firm engaged by Houlihan's special committee was $4.03-$5.99 per Share. These equity value ranges did not constitute independent evaluations or appraisals of the assets or liabilities of the Company but instead were based on information provided by the Company, publicly available information and various other assumptions. Moreover, the valuation ranges were used by the investment banking firms only as one element in the preparation of their respective fairness opinions, were not prepared for use other than in that context, and are inherently subject to substantial uncertainty. In addition, because the fairness opinions were delivered in June 1996, the valuation ranges do not reflect developments occurring after that time or other more recent information. Neither investment banking firm gave any advice to the Company or otherwise acted on the Company's behalf in connection with the Offer.

     The Company's assets include 5,877,304 shares of common stock of Envirodyne (approximately 40.6% of its outstanding common stock). The Company's investment in Envirodyne is reflected on its consolidated balance sheet as of September 30, 1996 at $21.5 million. In November 1996 Envirodyne obtained a judgment in the U.S. District Court for the Northern District of Illinois awarding it damages of $102 million in a patent infringement lawsuit against American National Can Co., a subsidiary of Pechiney SA. The award is subject to appeal. On the basis of the closing market price of Envirodyne common stock of $5.50 per share on January 8, 1997, the shares of Envirodyne common stock held by the Company had a market value of approximately $32.3 million as of that date.

     ADDITIONAL INFORMATION. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission which includes certain additional information relating to the Offer.

     Such material can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy materials and other information about the Company are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies also may be obtained by mail, upon payment of the Commission's customary charges, from the Commission's Public Reference Branch, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintain a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other material filed electronically by the Company with the Commission. The Company's
Schedule 13E-4 will not be available at the Commission's regional offices.

9. SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 15,000,000 Shares pursuant to the Offer, the total amount required by the Company to purchase such Shares and pay related fees and expenses will be approximately $67,800,000. The Company anticipates that it will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from available cash and cash equivalents.

10. TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof except for the transfer of the Shares formerly held by the Malcolm Glazer Trust to the Malcolm
I. Glazer Family Limited Partnership in December 1996.

     Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the executive officers or directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding or proxies, consents or authorizations).

11. CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or, except as set forth in the next paragraph with respect to the Hart-Scott-Rodino Antitrust Improvements Act, of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See Section 5.

     Although repurchases of voting securities by issuers of securities are normally exempt from the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, the staff of the Federal Trade Commission has indicated that compliance may nonetheless be required when the result of such repurchases is to increase the percentage of voting securities held by a stockholder who may be deemed to control the issuer above a reporting threshold. Consequently, the staff of the Federal Trade Commission may require compliance with the requirements of such Act with respect to the increase in the percentage of the Company's voting securities beneficially owned by Malcolm I. Glazer, in which case it will be a condition precedent to the consummation of the Offer that the applicable waiting period under such Act with respect to the transaction shall have expired or been terminated.

12. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Sales of Shares by stockholders pursuant to the Offer will be taxable transactions for Federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. As a result of such sale, a stockholder will, depending upon the stockholder's particular facts and circumstances, be treated for Federal income tax purposes either as having sold the Shares tendered or as having received a dividend distribution from the Company with the consequences described below.

     Under Section 302 of the Code, sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. If any of those three tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets, which will be long-term capital gain or loss if the Shares are held for more than one year. Gain or loss must be determined separately for each block of Shares (i.e., shares acquired at the same cost in a single transaction) that is exchanged pursuant to the Offer. The stockholder is permitted to designate which blocks of Shares are tendered pursuant to the Offer if less than all of such stockholders' Shares are tendered, and the order in which different blocks would be exchanged for cash in the event of proration pursuant to the Offer. Such designation may be made on the Letter of Transmittal. Stockholders should consult their tax advisors concerning the mechanics and desirability of such a designation.

     In determining whether any of the tests under Section 302 of the Code is satisfied, stockholders must take into account not only the Shares they actually own, but also Shares they are deemed to own pursuant to the constructive ownership rules of Section 318 of the Code. Pursuant to those constructive ownership rules, a stockholder is deemed to own the Shares actually owned, and in some cases constructively owned, by certain related individuals or entities, and any Shares that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

     The receipt of cash will be "substantially disproportionate" with respect to a stockholder if the percentage of the outstanding voting stock of the Company actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding voting stock of the Company actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

     The receipt of cash by a stockholder will result in a "complete redemption" of the stockholder's interest in the Company if either (a) all the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer or (b) all the Shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive and does effectively waive attribution of all Shares constructively owned by the stockholder in accordance with Section 302(c) of the Code.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, such stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's sales of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate interest may satisfy this test. For example, the Internal Revenue Service has indicated in a published ruling that a 3.3% reduction in the proportionate interest of a small minority (substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should, therefore, consult with tax advisors as to its application in their particular situations.

     Stockholders should be aware that, because proration may occur as to Shares tendered pursuant to the Offer, fewer than all such Shares may be purchased in the Offer. This must be taken into account in determining whether a stockholder is able to satisfy the tests under Section 302 of the Code for sale or exchange treatment. In general, however, as a result of the Malcolm I. Glazer Family Limited Partnership tendering only 3,000,000 of the Shares owned by it, other stockholders who tender all of their Shares can expect to satisfy the "substantially disproportionate" test and thus recognize sale or exchange treatment, assuming all Shares constructively owned by such stockholder are also tendered.

     It may be possible for a tendering stockholder to satisfy one of the above three tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by such stockholder but are not purchased pursuant to the Offer. Correspondingly, a tendering stockholder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of Shares by such stockholder or a related party whose Shares would be attributed to such stockholder. Stockholders should consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

     If none of the three tests under Section 302 is satisfied and if, as is anticipated, the Company has sufficient earnings and profits, the tendering stockholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer (without regard to gain or loss, if any). The stockholder's basis in the Shares tendered generally will be added to the basis of such stockholder's remaining Shares.

     In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock." Generally, if a dividends-received deduction is available, it is expected that the dividend will be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case such corporate stockholder's tax basis in Shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the stockholder's basis will generally be subject to tax upon sale or disposition of those Shares. Corporate stockholders are urged to consult their tax advisors as to the effect of Section 1059 of the Code on their tax basis in Shares.

     A foreign stockholder may be subject to dividend withholding tax at the 30% rate or a lower applicable treaty rate on the gross proceeds of the sale of Shares pursuant to the Offer. Foreign stockholders should consult their tax advisors regarding application of these withholding rules.

     Stockholders who do not tender any Shares will not incur any tax liability as a result of the Offer.

     The foregoing discussion may not apply to Shares acquired pursuant to certain compensation arrangements with the Company.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE CONSTRUCTIVE STOCK OWNERSHIP RULES MENTIONED ABOVE.

13. EXTENSION OF THE TENDER PERIOD; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in Section 5 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 3. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 5 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that an issuer must pay the consideration offered or return the securities tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in
Section 5 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by decreasing the number of Shares being sought in the Offer) or to waive the limitation on the maximum or minimum number of shares to be purchased pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that, as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. If (a) the Company (i) increases or decreases the price to be paid for Shares, (ii) increases the number of Shares being sought by an amount exceeding 2% of the outstanding Shares, (iii) decreases the number of Shares being sought or (iv) waives the Minimum Condition, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase, decrease or waiver is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

14. FEES AND EXPENSES

     The Company has retained American Stock Transfer & Trust Co., Inc. as Depositary and Georgeson & Company Inc. as Information Agent in connection with the Offer. The Information Agent will assist stockholders who request assistance in connection with the Offer and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services in connection with the Offer and will also be reimbursed for certain out-of-pocket expenses, including the reasonable fees and expenses of their counsel. The Company has agreed to indemnify the Depositary and the Information Agent against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither American Stock Transfer & Trust Co. nor Georgeson & Company Inc. has been retained to make solicitations or recommendations in their respective roles as Depositary and Information Agent.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of this Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

15. MISCELLANEOUS

     The Offer is not being made to, nor will the Company accept tenders from, owners of Shares in any jurisdiction in which the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                                             ZAPATA CORPORATION

January 14, 1997

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                   AMERICAN STOCK TRANSFER & TRUST CO., INC.

     By Mail, Hand or Overnight Courier:                By Facsimile Transmission:
                                                     (For Eligible Institutions Only)
                40 Wall Street                                (718) 234-5001
                  46th Floor                              Confirm by Telephone:
           New York, New York 10005                           (718) 921-8200

Any questions or requests for assistance or for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                         GEORGESON & COMPANY INC. LOGO

                               Wall Street Plaza
                            New York, New York 10005
                            Toll Free (800) 223-2064

                             Bankers and Brokerage
                           Firms please call collect:
                                 (212) 440-9800